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                              May 30, 2023

       Hongtao Shi
       Chief Executive Officer
       Prestige Wealth Inc.
       Suite 5102, 51/F
       Cheung Kong Center
       2 Queen   s Road Central
       Hong Kong

                                                        Re: Prestige Wealth
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed May 12, 2023
                                                            File No. 333-267999

       Dear Hongtao Shi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2023 letter.

       F-1/A filed May 12, 2023

       General

   1. We note your response to our prior comment 1 and reissue the comment in part. As such, the staff reiterates
that the Revised Separateness Test (as defined in your response letter)
                                                        is not the appropriate
analytical framework in this scenario where the staff   s question, in
                                                        the first instance, is
whether PWAI, on the one hand, and the Asset Management
                                                        Subsidiaries, on the
other, are integrated under general Advisers Act principles. Please confirm your
understanding in your response letter.
 Hongtao Shi
Prestige Wealth Inc.
May 30, 2023
Page 2

        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



                                                        Sincerely,
FirstName LastNameHongtao Shi
                                                        Division of Corporation
Finance
Comapany NamePrestige Wealth Inc.
                                                        Office of Finance
May 30, 2023 Page 2
cc:       Ying Li, Esq.
FirstName LastName